UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                     FORM 15

      CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                         Commission File Number:  0-15948


                       Waterhouse Investor Services, Inc.
             (Exact Name of registrant as specified in its charter)


            100 Wall Street, New York, New York 10005; (212) 806-3500 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                          Common Stock, par value $.01
            (Title of each class of securities covered by this Form)


                                      None
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

       Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)     / /          Rule 12h-3(b)(1)(i)     /x/
         Rule 12g-4(a)(1)(ii)    / /          Rule 12h-3(b)(1)(ii)    / /
         Rule 12g-4(a)(2)(i)     / /          Rule 12h-3(b)(2)(i)     / /
         Rule 12g-4(a)(2)(ii)    / /          Rule 12h-3(b)(2)(ii)    / /
                                              Rule 15d-6              / /

       Approximate number of holders of record as of the certification or
notice date:   -0-

       There are no holders of record of the securities listed above as of the date hereof. All of the common stock of Waterhouse Investor Services, Inc. outstanding as of October 15, 1996 was converted into the right to receive cash and/or common shares of The Toronto-Dominion Bank pursuant to the merger of Waterhouse Investor Services, Inc. with and into TD/Oak, Inc., a wholly owned subsidiary of The Toronto Dominion Bank. Upon the effectiveness of the merger on October 15, 1996, TD/Oak, Inc. changed its name to Waterhouse Investor Services, Inc.

       Pursuant to the requirements of the Securities Exchange Act of 1934, Waterhouse Investor Services, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  November 4, 1996                       By: /s/ Richard H. Neiman
                                                  -----------------------------
                                                  Name:  Richard H. Neiman
                                                  Title:  General Counsel


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.